SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 11-K

 (Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______ Commission file number __________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
STATE STREET SALARY SAVINGS PROGRAM
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
STATE STREET CORPORATION 225 Franklin Street Boston, Massachusetts 02110

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

State Street Salary Savings Program
Years ended December 31, 2002 and 2001

State Street Salary Savings Program

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2002 and 2001

[Ernst & Young LLP
Boston, Massachusetts Letterhead]

Report of Independent Auditors

Salary Savings Program Committee and Plan Participants
State Street Corporation

We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program (formerly State Street Corporation and Certain Related Companies Salary Savings Program) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ERNST & YOUNG LLP

Boston, Massachusetts
June 2, 2003

State Street Salary Savings Program

Statements of Net Assets Available for Benefits

	December 31
	2002	2001

Assets
Cash	$ 15,202	$ 356,617

Investments:
Active U.S. Large Cap Core Fund	74,644,332	91,717,214
State Street Corporation ESOP Fund	291,216,471	391,121,033
Short-Term Investment Fund	88,319,267	91,587,785
Principal Preservation Fund	59,886,027	43,937,324
Daily EAFE Fund	23,279,297	26,602,858
Bond Market Fund	41,895,382	27,812,379
U.S. Core Opportunities Fund	60,183,075	79,742,122
Conservative Lifestyle Fund	7,001,916	6,179,958
Moderate Lifestyle Fund	10,522,187	8,946,562
Aggressive Lifestyle Fund	13,812,017	13,651,013
Russell 2000 Index Securities Lending Fund
	14,395,542	11,079,312
S & P MidCap Index Fund
	32,440,846	25,811,719
S & P 500 Flagship Fund
	27,274,253	24,709,314
Self Managed Brokerage Accounts	14,841,409	19,445,891
Participant loans
	20,867,147	19,595,579
Total investments	780,579,168	881,940,063

Accrued income	2,054,425	1,310,908
Total assets	782,648,795	883,607,588

Liabilities
Other liabilities	3,351,989	334,022

Net assets available for benefits	$779,296,806	$883,273,566

See accompanying notes.

State Street Salary Savings Program

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001

Additions:
Contributions:
Participants	$ 61,060,105	$ 56,490,789
Employer	20,087,124	17,428,483
Rollovers	5,815,710	8,604,598
	86,962,939	82,523,870
Interests and dividend income	9,673,360	11,392,765
Total additions	96,636,299	93,916,635

Deductions:
Benefit paid directly to participants	41,975,603	37,785,077
Net depreciation in fair value of investments	157,990,648	102,429,767
Investment management fees	646,808	668,133
Net transfers to other plans (Note 1)	-	23,345,021
Total deductions	200,613,059	164,227,998

Net decrease	(103,976,760)	(70,311,363)

Net assets available for benefits at beginning of year	883,273,566	953,584,929

Net assets available for benefits at end of year	$779,296,806	$883,273,566

See accompanying notes.

State Street Salary Savings Program

Notes to Financial Statements

December 31, 2002

1.  Description of the Plan

The description of the State Street Salary Savings Program (formerly State Street Corporation and Certain Related Companies Salary Savings Program) (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.

General

The Plan is a defined contribution plan. All employees of the State Street Corporation and certain related companies (the Corporation) are immediately eligible to participate in the Plan, as defined in the Plan. The Plan was amended effective January 1, 2001, to change the plan name to State Street Salary Savings Program, and for various regulatory-related changes as required by law.

During the year ended December 31, 2002, certain former employees of Russell Fund Distributors, Inc., Atlantic Trust Company, N.A. and J. & W. Seligman & Co. Incorporated who became employees of the Corporation were granted service credit for years of service rendered to these former employers.

Effective June 17, 2002, the Plan was amended to convert the Corporation Stock Fund to an Employee Stock Ownership Plan (ESOP Fund) within the Plan. The ESOP Fund will have such terms and conditions consistent with Section 404(k) of the Internal Revenue Code. Participants whose accounts are invested in the ESOP Fund will be able to choose to reinvest dividends in the ESOP Fund, or take quarterly distribution of the dividends in cash.

During the year ended December 31, 2001, certain participants were transferred to the CitiBuilder 401(k) Plan, as a result of a joint venture between the Corporation and CitiGroup. The majority of the Retirement Investment Services (RIS) Division of the Corporation became part of CitiStreet LLC. Total plan assets transferred out of the Plan amounted to $26,336,622.  Also in 2001, certain former employees of Merrill Lynch, Liberty Financial Companies Inc. and DST Portfolio Systems, Inc. who became employees of the Corporation were granted service credit for services rendered to these former employers. Total plan assets transferred into the Plan for certain former employees of Liberty Financial Companies, Inc. and DST Portfolio Systems, Inc. amounted to $1,804,532 and $1,187,069, respectively.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Contributions

Active participants may elect to make tax-deferred contributions to the Plan equal to 1% to 15% (25% effective January 1, 2003) of their compensation, subject to certain limitations. Contributions to the Plan are made by the Corporation, in amounts equal to 50% of the first 6% of the employee’s tax-deferred contribution. All employees who have completed one year of employment and have worked at least 1,000 hours during that period are eligible for the corporate matching contributions. Participants in the Plan are fully vested when they become members.

Participant contributions and matching contributions are allocated in investment funds, including the ESOP Fund, at the participant’s direction with no restrictions.

All contributions to the Plan are paid to State Street Bank and Trust Company, which holds them in trust exclusively for participants and their beneficiaries, invests them and makes benefit payments as they become due.

Payment of Benefits

Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump sum distribution or may elect to defer the payment of their benefits and remain in the plan, at which time the participants become nonactive.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s accounts and bear interest at a rate comparable to a similar loan with a commercial institution. Repayments of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest is paid ratably through payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Corporation contributions, and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100 percent vested in their accounts.

2.  Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

The fair value of the participation units owned by the Plan in all funds, except the Short-Term Investment Fund, Self Managed Brokerage Accounts and in the Principal Preservation Fund, are based on each fund’s net asset value per unit on the last business day of the Plan year, where net asset values are based on the fair value of the underlying assets in each fund.

Securities included in the Short-Term Investment Fund are short-term instruments and are valued at cost, which approximates fair value.

The fair value of participant accounts in the Self Managed Brokerage Accounts are based on the fair value of the underlying securities, determined as follows: investments listed on securities exchanges are valued at closing sales prices on the last business day of the year and, in the case of unlisted securities, the valuation is the last published sales price, or the mean between the bid and asked price, whichever is more recent.

Investments in the Principal Preservation Fund are units representing investments in guaranteed investment contracts of insurance companies, which are rated AAA or AA by the major rating agencies. Investment contracts are valued at cost plus accrued interest (contract value). Investment contracts will normally be held to maturity and meet the fully benefit-responsive requirements of AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans.

State Street Salary Savings Program

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Corporation-initiated events, such as in connection with the sale of business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. Rates are fixed on traditional investment contracts and are reset quarterly or monthly on synthetic investment contracts. All resets have a floor of 0%. The fair value of the investment contracts at December 31, 2002 and 2001 was $70,626,109 and $43,911,732, respectively. The average yield was approximately 5.51% in 2002 and 6.04% in 2001, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results differ from those estimates.

Reclassification

Certain 2001 financial statement amounts have been reclassified to conform with 2002 presentation.

State Street Salary Savings Program

Notes to Financial Statements (continued)

3. Investments

During 2002 and 2001, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value as follows:

	Year ended December 31
	2002	2001

State Street Corporation - common stock	$ (95,326,217)	$ (74,619,421)
Collective Investment Funds	(57,294,763)	(23,333,292)
Common stock	(3,872,727)	(3,502,759)
Bonds	(24,454)	2,955
Mutual funds	(1,472,487)	(977,250)
	$(157,990,648)	$(102,429,767)

4. Transactions and Agreements with Parties-in-Interest

All costs and expenses incurred in connection with the operation of the Plan are borne by State Street Corporation, except investment management fees, which are paid by the Plan.  On May 7, 2002, the Plan Committee voted that cost incurred to operate the Plan will be paid by the Plan assets beginning after plan year 2002.

5.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated March 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is operated in compliance with the applicable requirements of the Code, and therefore, believe that the Plan is qualified and the related trust is tax exempt.

State Street Salary Savings Program

Notes to Financial Statements (continued)

6.  Subsequent Events

Effective January 1, 2003, Plan participants who were hired by US Bank on January 1, 2003, pursuant to an agreement between State Street Bank and Trust Company and US Bancorp, may elect to have their account (consisting of cash and one or more outstanding loan balance) directly rolled over to the US Bank 401(k) Plan.

In February 1, 2003, certain former employees of Deutsche Bank who became employees of the Corporation were granted service credit for years of service rendered to Deutsche Bank.   These former employees of Deutsche Bank are allowed to make a one-time election to make a direct rollover contribution of their account (consisting of cash and one or more outstanding loan balance) from the Deutsche 401(k) Plan to the Plan.

On April 10, 2003, as part of the Corporation’s cost reduction plan, the Corporation announced its voluntary separation program offered to eligible employees. The impact to the Plan is not currently determinable.

Supplemental Schedule

State Street Salary Savings Program

EIN No: 04-2456637 Plan No.: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue	Description of Investment	Current Value

State Street Bank and Trust Company Investment Funds for Employee Trusts:
Active U.S. Large Cap Core Fund*	5,393,767 units of participation	$ 74,644,332
State Street Corporation ESOP Fund*	7,467,090 units of participation	291,216,471
Short-Term Investment Fund*	88,319,267 units of participation	88,319,267

Principal Preservation Fund:
Allstate Life Insurance Co.
	1998 Stable Fixed Income Fund, 5.08%; matures 3/31/03	409,117
Bank of America
	2000 Stable Fixed Income Fund, 5.83%; matures 10/17/11	539,394
Bank of America
	2000 Stable Fixed Income Fund, 6.23%; matures 2/15/09	1,152,660
Bank of America
	2000 Stable Fixed Income Fund, 9.91% (SSgA Daily Mortgage Fund)	1,247,874
Cassietes Depots
	1999 Stable Fixed Income Fund, 6.64%; matures 6/30/03	501,323
Cassietes Depots
	2002 Stable Fixed Income Fund, 4.81%; matures February 2007	912,624
General Electric Capital Assurance
	2000 Stable Fixed Income Fund, 6.71%; matures 9/30/03, 3/31/05	2,272,143
General Electric Capital Assurance
	2001 Stable Fixed Income Fund, 5.79%; matures 12/30/04, 6/30/05, 12/29/05	2,183,418
General Electric Life Insurance Co.
	1999 Stable Fixed Income Fund, 6.11%; matures 3/31/03	623,982
Hartford Life Insurance Co.
	2001 Stable Fixed Income Fund, 5.85%; matures 9/30/04, 12/30/04, 6/30/05	2,190,801

State Street Salary Savings Program

EIN No: 04-2456637 Plan No.: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Hartford Life Insurance Co.
	2001 Stable Fixed Income Fund, 5.58%; matures 9/30/04, 12/30/04, 9/30/05	$ 1,352,143
Jackson National Life Insurance Co.
	2000 Stable Fixed Income Fund, 7.06%; matures 6/30/03, 3/31/04, 6/30/04	2,899,943
John Hancock Mutual Life Insurance Co.
	2000 Stable Fixed Income Fund, 7.68%; matures 12/31/03, 6/30/04, 9/30/04	2,999,778
Metropolitan Life Insurance Co.
	1998 Stable Fixed Income Fund, 5.71%; matures 3/31/03	421,208
Metropolitan Life Insurance Co.
	2001 Stable Fixed Income Fund, 4.65%; matures 12/30/03, 3/31/05, 6/29/06	1,048,065
Metropolitan Life Insurance Co.
	2002 Stable Fixed Income Fund, 5.42%; matures 6/15/04, 3/15/05, 12/15/05, 9/15/06	2,073,327
Metropolitan Life Insurance Co.
	2002 Stable Fixed Income Fund, 4.13%; matures 3/15/04, 3/15/06, 3/15/07	2,030,612
Monumental Life Insurance Co.
	1998 Stable Fixed Income Fund, 5.63%; matures 9/30/03	414,172
Monumental Life Insurance Co.
	1999 Stable Fixed Income Fund, 5.95%	1,235,886
Monumental Life Insurance Co.
	2000 Stable Fixed Income Fund, 7.95%; matures 12/31/03; 3/31/04	1,215,205
Monumental Life Insurance Co.
	2000 Stable Fixed Income Fund, 4.14%	1,000,000
Monumental Life Insurance Co.
	2001 Stable Fixed Income Fund, 4.69% matures 12/30/03, 9/29/05, 6/29/06	1,577,465
Monumental Life Insurance Co.
	2001 Stable Fixed Income Fund, 5.17%; matures 9/30/03, 6/30/05, 12/29/05, 9/28/06	1,571,896

State Street Salary Savings Program

EIN No: 04-2456637 Plan No.: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

New York Life Insurance Co.
	1998 Stable Fixed Income Fund, 6.02% matures 5/15/03	$ 288,689
New York Life Insurance Co.
	1999 Stable Fixed Income Fund, 5.93%; matures 3/31/03	359,869
New York Life Insurance Co.
	1999 Stable Fixed Income Fund, 5.84%; matures 3/31/03	412,145
The Principal Financial Group
	1998 Stable Fixed Income Fund, 5.68%; matures 9/30/03	314,096
The Principal Financial Group
	1998 Stable Fixed Income Fund, 6.01%; matures 8/1/03	103,791
The Principal Financial Group
	2000 Stable Fixed Income Fund, 7.47%; matures 6/30/03, 12/30/03, 3/31/04	1,775,044
The Principal Financial Group
	2001 Stable Fixed Income Fund, 4.95%; matures 9//28/05, 12/29/05, 3/30/06	2,646,071
Protective Life Insurance Co.
	2002 Stable Fixed Income Fund, 3.94% matures 9/15/05, 9/15/06, 6/15/07	3,513,737
Raiffeisen-Boerenleenbank B.A.
2002 Stable Fixed Income Fund, 6.94% (SSgA Daily Mortgage Fund)	2,073,636
Raiffeisen-Boerenleenbank B.A.
2002 Stable Fixed Income Fund, 5.51%; matures October 2010	668,305
Raiffeisen-Boerenleenbank B.A.
2002 Stable Fixed Income Fund, 5.45%; matures September 2009	1,404,493
Raiffeisen-Boerenleenbank B.A.
2002 Stable Fixed Income Fund, 3.51%; matures May 2007	1,498,935
Travelers Life Insurance Co.
1997 Stable Fixed Income Fund, 6.30%; matures 6/30/03	338,127
Travelers Life Insurance Co.
1999 Stable Fixed Income Fund, 5.59%; matures 9/30/03	614,242
Travelers Life Insurance Co.
2002 Stable Fixed Income Fund, 4.81%; matures 6/15/05, 6/15/06, 12/15/06	1,533,775

State Street Salary Savings Program

EIN No: 04-2456637 Plan No.: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Union Bank of Switzerland
	2001 Stable Fixed Income Fund, 4.38%; matures September 2005	$ 2,496,594
Union Bank of Switzerland
	2002 Stable Fixed Income Fund, 3.89%; matures May 2007	1,529,052
Union Bank of Switzerland
	2002 Stable Fixed Income Fund, 3.64%; matures December 2006	1,537,195
United of Omaha Life Insurance    Company
	2002 Stable Fixed Income Fund, 5.16%, matures 9/15/05, 12/15/06	1,027,943
United of Omaha Life Insurance    Company
	2002 Stable Fixed Income Fund, 4.51%; matures 3/15/05, 3/15/06, 12/15/06	2,547,565
Westdeutsche Landesbank    Girozentrale
	2002 Stable Fixed Income Fund, 4.05%; matures April 2007	1,329,687
Total Principal Preservation Fund		$ 59,886,027

State Street Salary Savings Program

EIN No: 04-2456637 Plan No: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment		Current Value

Daily EAFE Fund*	3,053,023	units of participation	$ 23,279,297
Bond Market Fund*	1,947,717	units of participation	41,895,382
U.S. Core Opportunities Fund	8,211,636	units of participation	60,183,075
Conservative Lifestyle Fund*	333,447	units of participation	7,001,916
Moderate Lifestyle Fund*	317,870,	units of participation	10,522,187
Aggressive Lifestyle Fund*	654,892	units of participation	13,812,017
Russell 2000 Index Securities Lending Fund*	1,201,932	units of participation	14,395,542
S&P MidCap Index Fund*	2,261,001	units of participation	32,440,846
S&P 500 Flagship Fund*	176,032	units of participation	27,274,253
Self Managed Brokerage Accounts			14,841,409
Participant loans*	4.75% to 10.50%		20,867,147

			$780,579,168

* Indicates party-in-interest to the Plan.

SIGNATURES

        The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Salary Savings Program Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

Dated: June 30, 2003	By: /s/Frederick P. Baughman
Senior Vice President, Corporate Controller and Chief Accounting Officer